UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
                                (Amendment No. 10)

                    Under the Securities Exchange Act of 1934



                                NTL Incorporated
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                   -------------------------------------------
                         (Title of Class of Securities)

                            629407107 (Common Stock)
                   -------------------------------------------
                                 (CUSIP Number)

                                 France Telecom
                                  Eric Bouvier
                        Senior Vice-President and Head of
                      Mergers and Acquisitions Department
                                6 place d'Alleray
                              75505 Paris Cedex 15
                                     France
                               (33-1) 44-44-99-36


(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    Copy to:
                               Alfred J. Ross, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                         April 30, 2002 and May 6, 2002
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629407107
--------------------------------------------------------------------------------

1.   Name of Reporting Person

     S.S. or I.R.S. Identification No. of Above Person

     France Telecom
     IRS Identification Number: N/A
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                                     (a)   [   ]
                                                     (b)   [   ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     N/A
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(d) or 2(e)      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     France
--------------------------------------------------------------------------------
7.   Number of Shares
     Beneficially Owned By Each Reporting Person With Sole Voting Power

     89,739,393 shares of Common Stock
--------------------------------------------------------------------------------
8.   Number of Shares
     Beneficially Owned By Each Reporting Person With Shared Voting Power

     0
--------------------------------------------------------------------------------
9.   Number of Shares
     Beneficially Owned By Each Reporting Person With Sole Dispositive Power

     89,739,393 shares of Common Stock
--------------------------------------------------------------------------------
10.  Number of Shares
     Beneficially Owned By Each Reporting Person With Shared Dispositive
     Power

     0
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     89,739,393 shares of Common Stock
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     28.43% of the Common Stock (based on the aggregate number of all outstanding shares as reported in the Form 10-K filed by the Issuer on April 16, 2002 and assuming conversion into Common Stock of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock, the Series H Preferred Stock, the Series I Preferred Stock, the Series J Preferred Stock, the Series K Preferred Stock, the Series B-1 Preferred Stock, the Series B-2 Preferred Stock, the Series B-3 Preferred Stock, the Series B-4 Preferred Stock, the Series B-5 Preferred Stock, the Series B-6 Preferred Stock, and the 5 3/4% Convertible Notes);

     18.32% of the Common Stock if the above convertible securities are not converted.
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

     This Amendment No. 10 (the "Amendment") amends and supplements the Schedule 13D filed by France Telecom, a societe anonyme organized under the laws of France ("FT") and Compagnie Generale des Communications (COGECOM), a societe anonyme organized under the laws of France and a wholly owned subsidiary of FT, on August 25, 1999, as previously amended and supplemented by Amendment No. 1, filed on October 26, 1999, Amendment No. 2, filed on January 31, 2000, Amendment No. 3, filed on February 22, 2000, Amendment No. 4, filed on April 7, 2000, Amendment No. 5, filed on July 11, 2000, Amendment No. 6, filed on June 11, 2001, Amendment No. 7, filed on September 20, 2001, Amendment No. 8 filed on February 4, 2002 and Amendment No. 9 filed solely by FT on April 26, 2002 (as amended and supplemented, the "Schedule 13D"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of NTL Incorporated, a Delaware corporation with its principal executive offices at 110 East 59th Street, New York, NY 10022 (the "Issuer"). All capitalized terms used in this Amendment that are not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.

Item 1. Security and Issuer

     No change.

Item 2. Identity and Background

     No change.



Item 3. Source and Amount of Funds or Other Consideration

     Not Applicable.

Item 4. Purpose of Transaction

     Item 4 is hereby amended by adding at the end thereof the following paragraphs:

     On April 30, 2002, in connection with the Issuer's reorganization, FT, RAPP and the Issuer entered into a letter agreement (the "Cablecom Letter Agreement") pursuant to which FT agreed, subject to the terms and conditions set forth in the Cablecom Letter Agreement, to forbear on (i) the exercise of its right to exchange the Exchangeable Preferred Stock and (ii) the transfer of the Exchangeable Preferred Stock pursuant to the Exchange Agreement and the Exchangable Preferred Certificate of Designation.

     The foregoing summary is qualified in its entirety by reference to the Cablecom Letter Agreement which is attached hereto as Exhibit 10.33 and is incorporated herein by reference in its entirety.

     On May 6, 2002, FT executed and delivered ballots to the Issuer agreeing to vote in favor of the proposed joint reorganization plan of the Issuer and certain of its subsidiaries which the Issuer intends to implement by commencing a voluntary case under Chapter 11 of the United States Bankruptcy Code. FT has executed ballots for the following securities of the Issuer that it holds: (i) the Series A Preferred Stock, (ii) the Series B Preferrerd Stock, (iii) the Series C Preferred Stock, (iv) the Series D Preferred Stock, (v) the Series E Preferred Stock, (vi) the Series F Preferred Stock, (vii) the Series G Preferred Stock, (viii) the Series H Preferred Stock, (ix) the Series I Preferred Stock,
(x) the Series J Preferred Stock, (xi) the Series K Preferred Stock; (xii) the Series B-1 Preferred Stock, (xiii) the Series B-2 Preferred Stock, (xiv) the Series B-3 Preferred Stock, (xv) the Series B-4 Preferred Stock, (xvi) the Series B-5 Preferred Stock, (xvii) the Series B-6 Preferred Stock, (xviii) the 6.5% Fixed Coupon Series A, (xix) the Variable Preferred Series A and (xx) the Exchangeable Preferred Stock.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and restated as follows:

     (a) FT is the owner of 89,739,393 shares of Common Stock (assuming conversion of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock, the Series H Preferred Stock, the Series I Preferred Stock, the Series J Preferred Stock, the Series K Preferred Stock, the Series B-1 Preferred Stock, the Series B-2 Preferred Stock, the Series B-3 Preferred Stock, the Series B-4 Preferred Stock, the Series B-5 Preferred Stock, the Series B-6 Preferred Stock and the 5 3/4% Convertible Notes), which would represent approximately 28.43% of the Common Stock outstanding if all such conversions were effected. This percentage is calculated on the basis of 315,685,117 shares of Common Stock, which is the sum of (i) 276,626,476 shares of Common Stock outstanding as reported by the Issuer in its Form 10-K filed with the Commission on April 16, 2002, and (ii) 39,058,641 shares of Common Stock, the number of shares issuable to FT upon conversion of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock, the Series H Preferred Stock, the Series I Preferred Stock, the Series J Preferred Stock, the Series K Preferred Stock, the Series B-1 Preferred Stock, the Series B-2 Preferred Stock, the Series B-3 Preferred Stock, the Series B-4 Preferred Stock, the Series B-5 Preferred Stock, the Series B-6 Preferred Stock and the 5 3/4% Convertible Notes.

     (b) FT has the sole power to vote and the sole power to dispose of all such 89,739,393 shares of Common Stock.

     (c) The paragraphs in Item 1 above are incorporated in their entirety by reference herein.

     Except as described in the Schedule 13D, neither FT nor, to the best of its knowledge, any of the persons listed in Schedule I to the Schedule 13D (as amended) effected any transactions in Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-3 Preferred Stock, Series B-4 Preferred Stock, Series B-5 Preferred Stock, Series B-6 Preferred Stock or the 5 3/4% Convertible Notes during the past sixty (60) days.

     (d) No one other than FT is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-3 Preferred Stock, Series B-4 Preferred Stock, Series B-5 Preferred Stock, Series B-6 Preferred Stock or the 5 3/4% Convertible Notes beneficially owned by FT.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended by incorporating by reference in its entirety herein the paragraphs set forth in Item 4 above.

Item 7. Material to be Filed as Exhibits

     Item 7 is hereby amended to include the following exhibit attached hereto:

EXHIBIT 10.33   Letter Agreement, dated April 30, 2002.

                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2002

                                  France Telecom

                                  By:  /s/  Eric Bouvier
                                     -------------------------------------------
                                     Name:  Eric Bouvier
                                     Title: Senior Vice-President
                                            and Head of Mergers and
                                            Acquisitions Department


                                       10